WHITE & CASE

White & Case LLP
1155 Avenue of the Americas
New York, New York 10036-2787

Tel + 1 212 819 8200
Fax + 1 212 354 8113
www.whitecase.com

07021472

Direct Dial + (212) 819-2555 agirdhari@whitecase.com

March 1, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20005

SUPPL

Re: Grupo Industrial Saltillo, S.A. de C.V.
Commission File No. 82-5019

Ladies and Gentlemen:

On behalf of our client, Grupo Industrial Saltillo, S.A. de C.V. (the "Company"), we enclose herewith for submission with the Securities and Exchange Commission pursuant to Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, a press release of the Company, dated February 26, 2007, announcing the Company's financial results for the fourth quarter of 2006.

Please contact Howard Kleinman at (212) 819-8656 or Anita Girdhari at (212) 819-2555 if you have any questions regarding this submission. Please acknowledge receipt of the enclosed by stamping and returning to our messenger the enclosed copy of this letter.

Sincerely,

Anita M. Girdhari

Anita Girdhari

Ag:ag

Enclosure

PROCESSED
MAR 07 2007
THOMSON
FINANCIAL

GRUPO INDUSTRIAL SALTILLO

<u>**For Immediate Release**</u>

Grupo Industrial Saltillo Reports Fourth Quarter 2006 Audited Results

Saltillo, Mexico, February 26, 2007 -- Grupo Industrial Saltillo, S.A. de C.V. (BMV: GISSA, OTC: GISQY) (GISSA), a leading Mexican industrial company, today announced audited results for the three- and twelve-month periods ended December 31, 2006[1]. Results for 2006 and 2005 exclude the Bathroom Fixtures business divested on May 31, 2006.

FOURTH QUARTER 2006 FINANCIAL HIGHLIGHTS[1]

- Consolidated revenues rose 16% to Ps.2,840 million. In dollar terms, revenues rose 19% year-over-year to US$259 million.
- Operating income declined 12% to Ps.176 million, or a 6% margin, compared with Ps.200 million in 4Q05. Operating income in dollar terms was US$16 million.
- Consolidated EBITDA rose 4% to Ps.382 million. EBITDA margin fell YoY to 13% from 15%. In dollar terms, EBITDA was US$35 million, up from US$33 million in 4Q05.
- Net majority income rose 86% to Ps.140 million (US$12.8 million), a gain per ordinary share of Ps.0.46 (US$0.25 per ADS), from Ps.75 million (US$7 million) for 4Q05, or a gain per ordinary share of Ps 0.25 (US$0.13 per ADS).

FISCAL YEAR 2006 FINANCIAL HIGHLIGHTS[1]

- Consolidated revenues increased 13% to Ps.10,453 million. In dollar terms, revenues rose 17% year-over-year to US$936 million.
- Operating income improved by 52% Ps.457 million. Operating income in dollar terms was US$41 million.
- Consolidated EBITDA rose 20% to Ps.1,234 million, representing a 12% margin. In dollar terms, EBITDA was US$110 million, up 24% from FY05.
- Net majority income rose 146% to Ps.219 million (US$20 million), a gain per ordinary share of Ps.0.72 (US$0.39 per ADS).
- As of December 31, 2006 the company's Total Debt/ EBITDA and Net Debt / EBITDA ratios improved to 2.96 and 1.96 from 3.11 and 2.10, respectively. The company's cash position as of December 31, 2006 was Ps.1,236 million.

[1] Unless otherwise indicated, all financial and operating data discussed in this announcement are in accordance with Generally Accepted Accounting Principles in Mexico and in constant Mexican pesos as of December 31, 2007. All dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each quarter by the applicable average exchange rate for that quarter.

Fourth Quarter 2006 Earnings Conference Call
(Please note that the conference call will be held in Spanish)

Date:	February, February 27, 2007
Time:	2:00 PM US EST – 1:00 PM Mexico time
Dial Information:	(800) 344-1005 (US & Canada); (706) 634-1333 (International)
Passcode:	9548704
Tape Playback:	Starting February 27, 2007, at 2:30 PM US EST, ending at midnight EST on Tuesday, March 4, 2007. Dial-in Number: (800) 642-1687 (US & Canada), (706) 645-9291 (International). Confirmation Code: 9548704.

FOURTH QUARTER 2006 CONSOLIDATED HIGHLIGHTS

Revenues

Table 1: Total Sales

	4Q06	3Q06	4Q05	YoY % Change	QoQ % Change	2006	2005	YoY % Change
Revenues (Million Pesos)	2,840	2,591	2,452	16%	10%	10,453	9,272	13%
Metal and Automotive	*1,404*	*1,338*	*1,117*	*26%*	*5%*	*5,427*	*4,585*	*18%*
Building Materials	*1,074*	*978*	*1,045*	*3%*	*10%*	*3,787*	*3,583*	*6%*
Housewares	*361*	*275*	*290*	*24%*	*31%*	*1,239*	*1,104*	*12%*
Domestic Sales	1,317	1,052	1,266	4%	25%	4,387	4,068	8%
Exports	1,523	1,539	1,272	28%	(1%)	6,066	5,204	17%
Revenues (Million Dollars)	259	231	218	19%	12%	936	802	17%
Metal and Automotive	*128*	*119*	*99*	*29%*	*8%*	*486*	*396*	*23%*
Building Materials	*98*	*87*	*93*	*5%*	*13%*	*339*	*311*	*9%*
Housewares	*33*	*25*	*26*	*28%*	*34%*	*111*	*95*	*16%*
Volume								
Metal and Automotive				*22%*	*1%*			*23%*
Building Materials				*(3%)*	*7%*			*4%*
Housewares				*24%*	*27%*			*13%*

Revenues showed a 16% YoY improvement, mainly driven by the 47% top line growth at the Gasoline Engine Iron Blocks and Heads business as a result of higher sales volumes to Ford and GM; the 37% increase in sales at the Autoparts foundry and continued growth at the Aluminum and Diesel Engine Iron Blocks and Heads foundry. YoY comparisons also reflect the effect of past commodity and energy surcharges at the gasoline, diesel, and auto parts iron foundries. Revenue growth was also driven by higher sales Housewares and Water Heaters sales. In dollar terms, consolidated revenues for the quarter rose 19% YoY.

Exports for the quarter rose 28%, mainly reflecting continued strong exports of iron blocks and heads for the diesel and gasoline automotive units. Aluminum engine exports rose principally as a result of higher volumes from the four cylinder engine head. Domestic sales rose 4%, mainly as a result of higher sales at the Water Heaters and Kitchenware businesses, which more than offset the decline at the Ceramic Tiles business.

Outlook

For FY07 management expects YoY sales growth to be driven by incremental volumes from the start up of the new joint venture foundry with Caterpillar, which is expected to begin operations during 2Q07. Strong volume growth at the Ductile Iron Auto Parts business is also expected to drive volume growth. Volumes are anticipated to benefit from a continued gradual volume recovery at the aluminum business. Management also anticipates YoY sales growth at the Ceramic Tiles and Water Heaters business.

Operating Income

Table 2: Operating Income and EBITDA

	4Q06	3Q06	4Q05	YoY % Change	QoQ % Change	2006	2005	YoY % Change
Operating Income								
Million Pesos	176	58	200	(12%)	202%	457	302	52%
Margin	*6%*	*2%*	*8%*			*4%*	*3%*	
Million Dollars	16	5	18	(10%)	209%	41	26	55%
EBITDA								
Million Pesos	382	250	367	4%	53%	1,234	1,030	20%
Margin	*13%*	*10%*	*15%*			*12%*	*11%*	
Million Dollars	35	22	33	7%	57%	110	89	24%

Operating income for the quarter fell by 12% year over year, with operating margin down to 6% from 8% in 4Q05. This was principally the result of weak results at the Building Materials division.

EBITDA for 4Q06 increased by 4% YoY to Ps.382 million, with EBITDA margin of 13%, compared with 15% for 4Q06.

Outlook

For FY07 management expects consolidated operating income to improve YoY, mainly due to higher capacity utilization at the Ceramic and Water Heaters businesses, as well as growth in Housewares. Operating income at the Automotive division is expected to decline slightly as a result of lower cost absorption from the ramping-up of the new JV foundry with Caterpillar expected to start operations in 2Q07. These additional costs are expected to more than offset higher sales, production efficiencies, and lower cost overruns at the division.

Comprehensive Financial Cost (CFC)

Table 3: Comprehensive Financial Cost

	4Q06	3Q06	4Q05	2006	2005
CFC	(58)	(12)	0	111	26
Financial Expenses	42	69	66	252	245
Financial Income	(24)	(23)	(25)	(98)	(104)
Foreign Exchange Fluctuation	(7)	(6)	2	26	(1)
Derivatives	(22)	(31)	(19)	18	(73)
Monetary Loss	(48)	(20)	(25)	(87)	(42)

- CFC for the quarter was a gain of Ps.58 million, which resulted mainly from non-cash foreign exchange fluctuations, a non-cash gain from the mark-to-market of cross-currency swap agreements, and favorable inflationary effects according to Bulleting B-10.

Other Income or Expenses

During the quarter the Company recorded a Ps.16 million extraordinary net loss mainly as a result of the application of Bulleting B-3 of the IMCP related with certain labor duties. This compares with a Ps.56 million extraordinary net loss in 4Q05 as a result of the divestiture of non-core sand-paper business.

Majority Net Income

The company posted a net majority gain of Ps.140 million (US$12.8 million), or gain per ordinary share of Ps.0.46 (US$0.25 per ADS). This compares with a net majority gain of Ps.75 million (US$7 million) for 4Q05, or a gain per ordinary share of Ps 0.25 (US$0.13 per ADS).

Capital Expenditures

During the quarter the Company made capital investments totaling US$31 million. Of these, US$18 million were invested in the new iron foundry. This new foundry is a JV with Caterpillar Inc. and will begin production in early 2Q07. Capex also includes almost US$2 million invested in the aluminum business and other US$2 million in a new project in the Water Heaters business.

Capital expenditures for fiscal year 2006 were US$122 million. Main investments included US$91 million in the new iron foundry to supply Caterpillar, US$11 million in the aluminum foundry, and the rest was invested in several small projects.

Debt Structure

Consolidated gross debt as of December 31, 2006 totaled Ps.3,652 million, of which 71% was long-term. Consolidated gross debt increased YoY by 10.2%, from Ps.3,313 million, as of December 31, 2005.

Net debt, calculated as total debt minus cash and cash equivalents, increased YoY by 7.4% to Ps.2,416 million, from 2,134 million as of December 30, 2005. As of December 31, 2006, the company had a cash balance of Ps.1,236 million.

At the end of the quarter the Debt/EBITDA ratio according to the calculation established in the covenants of the Certificados Bursatiles (CEBUR'S) was 2.96 while the Net Debt/EBITDA was 1.96.

A principal payment of the company's CEBURS Tranch '07 equivalent to US$75 million will be due on March 1, 2007. The company has scheduled to make this payment through US$30 million from internal cash generation and refinance the remaining US$45 million, thus reducing the company's leverage.

Table 4: Debt Indicators

	4Q06	3Q06	4Q05
Total Debt	**3,652**	**3,667**	**3,313**
- Short-Term Debt	1,064	1,066	305
- Long-Term Debt	2,592	2,526	3,042
- Other contingent liabilities	(3)	76	(34)
Cash and Cash Equivalents	1,236	1,203	1,179
Total Net Debt	2,416	2,464	2,134
Leverage			
- Total Debt / LTM EBITDA	2.96	3.01	3.22
Interest Coverage			
- EBITDA / Net Interest Expense	5x	4x	4x

Dividend Payments

On February 21, 2007 the Board of Directors agreed to propose a cash dividend payment of Ps.0.72 per share in circulation at the Ordinary Shareholders' Meeting to take place on April 26, 2007. This dividend payment is equivalent to the total net majority income recorded in fiscal year 2006.

METAL AND AUTOMOTIVE

For 4Q06 Metal and Automotive revenues represented 49% of the Company's consolidated net sales.

Revenues

Table 5: Sales - Metal and Automotive Division

	4Q06	3Q06	4Q05	YoY % Change	QoQ % Change	2006	2005	YoY % Change
Sales (Million Pesos)	1,404	1,338	1,117	26%	5%	5,427	4,585	18%
Sales (Million Dollars)	128	119	99	29%	8%	486	396	23%
*Aluminum B & H (Gasoline)**	*49*	*42*	*39*	*25%*	*17%*	*179*	*162*	*11%*
*Iron Engine B & H (Diesel)**	*32*	*35*	*28*	*14%*	*(9%)*	*132*	*108*	*22%*
*Iron Engine B & H (Gasoline)**	*29*	*26*	*19*	*47%*	*9%*	*112*	*82*	*36%*
*Iron Autoparts**	*18*	*16*	*13*	*37%*	*8%*	*63*	*43*	*45%*

* Figures expressed in US$, as 100% of total sales of this division are US$ denominated.

Revenues for 4Q06 rose 26% to Ps.1,404 million, principally as a result of growth across all businesses. Revenues in US dollars for the same period rose 29%.

- Aluminum Blocks & Heads: Volume rose 17% YoY principally as a result of higher demand for 4 cylinder engine heads. Sales in US dollars were up 25% mainly due to an improved product mix.

- Diesel Iron Blocks & Heads: Volume rose 6% YoY as a result of incremental sales to Caterpillar. Revenues in US dollars, in turn, rose 14%, reflecting surcharges negotiated in 2Q06 and higher YoY prices.

- Gasoline Iron Blocks & Heads: The 41% YoY increase in volume was principally driven by additional sales to Ford and GM, while sales in US dollars rose 47%, reflecting the benefits of commodity and energy surcharges negotiated during 2Q06.

- Iron Auto Parts: The ongoing ramping up of operations of the Irapuato plant resulted in a 23% YoY increase in volume. Revenues in US dollars rose 37%, mainly reflecting higher YoY prices and energy surcharges negotiated in 2Q06 as well as an improved product mix.

Outlook

For FY07 management expects YoY sales growth to be driven by incremental volumes from the start up of the new joint venture foundry with Caterpillar, which is expected to begin operations during 2Q07. Strong volume growth at the Ductile Iron Auto Parts business is also expected to drive volume growth. Volumes are anticipated to benefit from a continued gradual volume recovery at the aluminum business.

Operating Income, EBITDA and Margin

Table 6: Operating Income and EBITDA - Metal and Automotive Division

	4Q06	3Q06	4Q05	YoY % Change	QoQ % Change	2006	2005	YoY % Change
Operating Income								
Million Pesos	(16)	(35)	(52)	N/A	N/A	(45)	(205)	N/A
Margin	*(1%)*	*(3%)*	*(5%)*			*(1%)*	*(4%)*	
Million Dollars	(1)	(3)	(5)	N/A	N/A	(4)	(18)	N/A
EBITDA								
Million Pesos	87	87	58	50%	0%	417	222	88%
Margin	*6%*	*6%*	*5%*			*8%*	*5%*	
Million Dollars	8	8	5	53%	2%	37	19	95%

During the quarter the division posted a Ps.16 million operating loss compared with a Ps.52 million operating loss in 4Q05. Operating margin improved to negative 1% from negative 5% in 4Q05. EBITDA for the quarter was Ps.87 million, up 50% from Ps.58 million in 4Q05. EBITDA margin rose to 6% from 5% in 4Q05.

The improvement in operating income is principally explained by:

- Incremental volumes, and higher YoY prices, both of which contributed to improve cost absorption,
- An important YoY reduction in quality and non-quality-related cost overruns at the Aluminum and Autoparts foundries,
- Improvements in cost overruns at the Diesel Iron Blocks and Heads foundry, and

- A US$355,000 one-time income resulting from the recovery of the claim to the insurance company in connection with an incident with one of the Aluminum foundry's equipment.

These improvements more than offset the higher depreciation related to the new four-cylinder aluminum heads production line.

Outlook

For FY07 the company anticipates operating income at the Automotive division to decline slightly as a result of lower cost absorption from the ramping-up of the new JV foundry with Caterpillar expected to start operations in 2Q07. These additional costs are expected to more than offset higher sales, production efficiencies, and lower cost overruns at the division.

BUILDING MATERIALS

For 4Q06, Building Materials revenues represented 38% of the Company's consolidated net sales.

Revenues

Table 7: Sales - Building Materials Division

	4Q06	3Q06	4Q05	YoY % Change	QoQ % Change	2006	2005	YoY % Change
Sales (Million Pesos)	1,074	978	1,045	3%	10%	3,787	3,583	6%
*Ceramic Tiles**	*634*	*644*	*656*	*(3%)*	*(2%)*	*2,469*	*2,460*	*0%*
*Water Heaters**	*396*	*288*	*356*	*11%*	*38%*	*1,123*	*935*	*20%*

Figures expressed in Mexican Pesos, as sales to the domestic market represent approximately 85% of total sales of this division.

Revenues for 4Q06 rose 3% YoY to Ps.1074 million driven by:

- Ceramic Tiles: sales declined 3% with volume down 3%. This decline resulted from lower sales to the domestic and export markets.
- Water Heaters: volumes fell 2% with sales up 11% YoY, reflecting an increase in the share of higher-end products and a price increase implemented during the quarter.

Outlook

For FY07 management expects domestic and export sales to recover YoY at the Ceramic Tiles business. Water Heaters sales are anticipated to continue growing driven by increased local demand and new export projects to the US.

Operating Income, EBITDA and Margins.

Table 8: Operating Income and EBITDA - Building Materials Division

	4Q06	3Q06	4Q05	YoY % Change	QoQ % Change	2006	2005	YoY % Change
Operating Income								
Million Pesos	164	98	239	(31%)	67%	412	478	(14%)
Margin	*15%*	*10%*	*23%*			*11%*	*13%*	
Million Dollars	15	9	21	(30%)	71%	37	42	(12%)
EBITDA								
Million Pesos	251	157	281	(11%)	60%	675	718	(6%)
Margin	*23%*	*16%*	*27%*			*18%*	*20%*	
Million Dollars	23	14	25	(8%)	64%	61	63	(3%)

Operating income for 4Q06 fell 31% YoY to Ps.164 million while operating margin declined to 15%, from 23% in 4Q05. EBITDA fell 11% in the same period, with margin down to 23% from 27% in 4Q05. The decrease in operating income resulted principally from:

- Lower ceramic tiles and water heaters volumes;
- Lower cost absorption from the start up of the new porcelain ceramic plant;
- A one-time charge of US$2.3 million in connection with an inventory write-off at the Ceramic Tiles business;
- Extraordinary maintenance charges of approximately Ps.5 million at the Guanajato tiles plants; and
- More difficult YoY comparisons as a result of the Ps.30 million natural gas subsidy obtained from the Mexican Government in 2005 and which was not repeated in 2006.

Outlook

For FY07, management expects a YoY recovery in operating income through higher capacity utilization at Ceramic Tiles and Water Heaters.

HOUSEWARES

For 4Q06, Housewares revenues represented 13% of the Company's consolidated net sales.

Revenues

Table 9: Sales - Housewares Division

	4Q06	3Q06	4Q05	YoY % Change	QoQ % Change	2006	2005	YoY % Change
Sales (Million Pesos)	361	275	290	24%	31%	1,239	1,104	12%
*Kitchenware Products**	*262*	*203*	*196*	*33%*	*29%*	*890*	*774*	*15%*
*Tableware Products**	*94*	*75*	*93*	*2%*	*25%*	*339*	*319*	*6%*

* Figures expressed in Mexican Pesos, as sales to the domestic market represent approximately 90% of total sales of this division.

Revenues for 4Q06 rose YoY by 24% to Ps.361 million with growth at both Tableware and Kitchenware.

- Kitchenware: volume rose 32% with sales up 33% each, reflecting a more aggressive commercial strategy that included new product launches, exports to the US and Latin America, and the ongoing recovery in the wholesale channel through the implementation of various promotional activities.

- Tableware: volume remained unchanged YoY with sales up 2%, reflecting an improved product mix.

Outlook

For FY07 management expects YoY sales-growth to be driven by the implementation of a more aggressive commercial strategy, as described above.

Operating Income, EBITDA and Margins

Table 10: Operating Income and EBITDA - Housewares Division

	4Q06	3Q06	4Q05	YoY % Change	QoQ % Change	2006	2005	YoY % Change
Operating Income								
Million Pesos	44	(4)	14	219%	N/A	91	29	210%
Margin	*12%*	*(2%)*	*5%*			*7%*	*3%*	
Million Dollars	4	0	1	227%	N/A	8	2	235%
EBITDA								
Million Pesos	60	6	28	114%	849%	143	90	58%
Margin	*17%*	*2%*	*10%*			*12%*	*8%*	
Million Dollars	5	1	3	119%	873%	13	8	66%

During 4Q06 operating income rose 219% to Ps.44 million, compared with an operating gain of Ps14 million in 4Q05. Operating margin improved to 12% from 5% in the same quarter last year, mainly by the increase in sales volumes. A successful implementation of a cost cutting program also contributed to the improvement. EBITDA improved 114% to Ps.60 million, from Ps.28 million in 4Q05. EBITDA margin was 17%, up from 10% in 4Q05.

Outlook

For FY07 management expects operating income to recover slightly, driven by increased sales, capacity utilization and productivity gains.

ABOUT GRUPO INDUSTRIAL SALTILLO

Grupo Industrial Saltillo, S.A. de C.V., is one of Mexico's leading industrial companies. The Company operates in three industry segments with combined annual revenues of US$858 million for fiscal year 2005. The Metal and Automotive segment operates Castech, an aluminum foundry as well as the world's largest non-captive cast iron foundry and includes the Cifunsa, Cifunsa Diesel, and Ditemsa plants. The Building Products segment includes the production of ceramic tiles through Vitromex, the water heater operations through Calorex and Calentadores Cinsa, as well as the production

of bathroom fixtures through Saint Thomas. The Housewares segment includes the production of kitchen- and tableware.

This press release contains forward-looking statements, which are subject to risks, and uncertainties that could cause the Company's actual results to differ materially from management's current expectations. Those risks and uncertainties include, without limitation: new product development and commercialization; demand and acceptance for the Company's products; competitive products and pricing; economic conditions in the Company's product and geographic markets and foreign currency fluctuation.

Contacts:

GISSA

Arturo D'Acosta
Finance and Administration Corporate Director
Tel.: 011-52-844-411-1030
E-mail: adacosta@gis.com.mx

Héctor Zamorano
Treasury and Finance Director
Tel.: 011-52-844-411-1040
E-mail: zamorano@gis.com.mx

Roberto González, Finance Manager
Tel.: 011-52-844-411-1049
E-mail: rgonzalez@gis.com.mx

Breakstone Group

Susan Borinelli
Tel.: 646-452-2333
E-mail: sborinelli@breakstone-group.com

Maura Gedid
Tel: 646-452-2335
E-mail: mgedid@breakstone-group.com

- FINANCIAL TABLES TO FOLLOW -

Grupo Industrial Saltillo, S.A. De C.V.
Unaudited Consolidated Financial Highlights
(Using Mexican GAAP, in millions of constant pesos as of December 31, 2006)

	As of December 31,	
	2006	**2005**
ASSETS		
Current		
Cash and temporary investments	1,236	1,179
Trade receivables, net	2,294	1,997
Other receivables	181	320
Inventories	1,009	941
Other assets	33	323
Property, Plant and Equipment	**7,360**	**6,573**
Other Assets	**1,373**	**1,658**
TOTAL ASSETS	**13,486**	**12,990**
LIABILITIES		
Current		
Short term debt	137	180
Current portion of long term debt	927	125
Suppliers	1,606	1,366
Other liabilities (Income tax, EPS, and others)	639	727
Long term		
Long term debt	2,592	3,042
Deferred taxes	584	730
Long term sundry creditors	333	222
Stockholders' Equity	**6,667**	**6,598**
Total Liabilities and Stockholders' Equity	**13,486**	**12,990**

Financial Structure

	Fourth Quarter	
	2006	**2005**
Net Debt	2,416	2,134
Cash Position	1,236	1,179
EBITDA/Interest Expense[1]	5x	4x
Debt to EBITDA[2]	2.96	3.11

[1] Trailing twelve months EBITDA to trailing twelve months interest expense.
[2] Debt to twelve months EBITDA.

Grupo Industrial Saltillo, S.A. De C.V.
Unaudited Consolidated Financial Highlights
(Using Mexican GAAP, All numbers, except EPS in millions of constant pesos as of December 31, 2006)

INCOME STATEMENT	Three-Month Period Ended December 31			Twelve-Month Period Ended December 31		
	2006	2005	% Change	2006	2005	% Change
Net Sales	**2,840**	**2,452**	**16%**	**10,453**	**9,272**	**13%**
Metal Mechanical Division	1,404	1,117	26%	5,427	4,585	18%
Building Materials Division	1,074	1,045	3%	3,787	3,583	6%
Housewares Division	361	290	24%	1,239	1,104	12%
Cost of Sales	2,328	1,956	19%	8,788	7,781	13%
Operating expenses	336	296	13%	1,208	1,189	2%
Operating income	**176**	**200**	**(12%)**	**457**	**302**	**52%**
Metal Mechanical Division	(16)	(52)	N/A	(45)	(205)	(78%)
Building Materials Division	164	239	(31%)	412	478	(14%)
Housewares Division	44	14	219%	91	29	210%
EBITDA	**382**	**367**	**4%**	**1,234**	**1,030**	**20%**
Metal Mechanical Division	87	58	50	417	222	88%
Building Materials Division	251	281	(11%)	675	718	(6%)
Housewares Division	60	28	114%	143	90	58%
Comprehensive Financial Cost	**(58)**	**0**		**111**	**26**	
Financial expenses	42	66		252	245	
Financial income	(24)	(25)		(98)	(104)	
Foreign exchange fluctuation	(7)	2		26	(1)	
Derivatives	(22)	(19)		18	(73)	
Monetary gains	(48)	(25)		(87)	(42)	
Other Expenses, Net	16	56		(2)	49	
Income Tax	53	90		90	94	
Employees' profit sharing	2	0		13	14	
Net Income	159	64	149%	254	132	**93%**
Minority Interest	19	(11)	N/A	34	42	(18%)
Net Income of Majority Interest	140	75	86%	219	90	**145%**
Net Income per Share	0.46	0.25	86%	0.72	0.29	144%
Net Income per ADS	2.77	1.49	86%	4.33	1.77	144%
Operating cash flow per share	1.26	1.21	4%	4.06	3.39	20%
Operating cash flow per ADS	7.53	7.25	4%	24.34	20.33	20%
# of Shares Outstanding	304,224	304,085		304,224	304,085	

MARGINS	Three- Month Period Ended December 31		Twelve-Month Period Ended December 31	
	2006	2005	2006	2005
Operating Margin	**6%**	**8%**	**4%**	**3%**
Metal Mechanical Division	*(1%)*	*(5%)*	*(1%)*	*(4%)*
Building Materials Division	*15%*	*23%*	*11%*	*13%*
Housewares Division	*12%*	*5%*	*7%*	*3%*
EBITDA Margin	**13%**	**15%**	**12%**	**11%**
Metal Mechanical Division	*6%*	*5%*	*8%*	*5%*
Building Materials Division	*23%*	*27%*	*18%*	*20%*
Housewares Division	*17%*	*10%*	*12%*	*8%*
Net Income Margin	**5%**	**3%**	**2%**	**1%**

END